UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9576

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEVENTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.

LONG-TERM SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.

One Michael Owens Way

Perrysburg, Ohio  43551-2999

Financial Statements

and Supplemental Schedule

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Years ended December 31, 2015 and 2014

with Report of Independent Registered Public Accounting Firm

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2015 and 2014

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Report of Independent Registered Public Accounting Firm

Owens-Illinois, Inc. Employee Benefits Committee

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Toledo, OH

June 27, 2016

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014

Assets:

Interest in investments of the Trust	$223,541,277	$246,232,594

Notes receivable from participants	13,293,966	13,095,711

Net assets available for benefits	$236,835,243	$259,328,305

The accompanying notes are an integral part of the financial statements.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2015	2014

Interest in investment loss of the Trust	$(11,118,478)	$(5,388,622)

Contributions:
Participant	13,637,277	12,661,439
Employer	3,019,918	2,735,652

Interest income due to notes receivable from participants	519,565	550,027
Participant withdrawals	(27,593,734)	(28,826,804)
Plan to plan transfers	(867,189)	(1,582,799)
Administration fees	(136,324)	(140,305)
Other	45,903	(7,510)

Decrease in net assets available for benefits	(22,493,062)	(19,998,922)

Net assets available for benefits at beginning of year	259,328,305	279,327,227

Net assets available for benefits at end of year	$236,835,243	$259,328,305

The accompanying notes are an integral part of the financial statements.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements

December 31, 2015

1. Plan Description

The Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the “Plan”) was adopted by Owens-Illinois, Inc. (the “Company”) for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

The Plan’s investments are held in the Owens-Illinois, Inc. Master Savings Trust (the “Trust”) administered by the Owens-Illinois, Inc. Employee Benefits Committee (the “Committee”). The Plan’s Trustee is John Hancock (the “Trustee”) and recordkeeping is managed by John Hancock (the “Recordkeeper”), along with the assets of another defined contribution plan of the Company.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period.

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For certain participants, the Company contributes to the Plan an amount equal to twenty-five percent (25%) of the first eight percent (8%) of the participant’s pretax contributions. For participants at a certain Company facility, the Company contributes to the Plan an amount equal to fifty percent (50%) of the first eight percent (8%) of the participant’s pretax contributions. For participants at certain Company facilities, the Company contributes an additional Employer Base Contribution to the Plan of two percent (2%) of the participant’s compensation. For participants at a certain Company facility, the Company contributes to the Plan amounts based on a stipulated rate per hour. All Company contributions are specified by various labor contracts and are immediately fully vested. All Company contributions, with the exception of contributions for participants at a certain facility, are invested in the Owens-Illinois Company stock fund.  Company contributions not invested in the Owens-Illinois Company stock fund are invested in accordance with the participant’s current choice of investment options. Participants are allowed to transfer Company matching contributions from the Company stock fund at any time. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company stock fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company stock fund.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant may elect to receive either a lump sum or may elect installment payments on a monthly basis. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and applicable collective bargaining agreements.

The above information is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are loans of a portion of the participants’ existing account balance that the Plan permits participants to borrow. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest.  The Plan allows active participants to only have three loans (only one of which can be used to purchase the participant’s primary residence) outstanding at any time. The minimum amount allowed by the Plan for a loan is $500 and the maximum loan amount available to a participant is determined by their account balance. The Plan allows a participant to borrow up to the lesser of (i) 50% of their account balance or (ii) $50,000. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years.  Participants’ loans are collateralized by their account balances.  The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%.  Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options.  Participants are charged a transaction fee for each new loan initiated.  The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan.  The fee is deducted from the participant’s account when the loan is processed.  Notes receivable from participants are valued at their unpaid principal balances plus accrued interest. Interest income on notes receivable from participants is recorded when earned.

Basis of Presentation and Plan Investments

The accompanying financial statements reflect the Plan’s total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan’s participants. The Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

The following table presents the fair value of investments of the Trust:

	December 31,
	2015	2014
Investments, at fair value:
Mutual fund investments	$377,003,424	$396,690,437
Pooled separate account	88,041,007	95,947,204
Common stock	49,050,920	67,084,516
Total investments	$514,095,351	$559,722,157

Plan’s interest in investments of the Trust	$223,541,277	$246,232,594

Plan’s interest as a percentage of the Trust	43%	44%

The investment loss of the Trust are as follows:

	Year Ended December 31,
	2015	2014

Interest and dividends	$8,519,473	$8,721,291
Net depreciation in fair value of investments	(28,308,837)	(13,075,628)
Total loss	$(19,789,364)	$(4,354,337)

Plan’s interest in investment loss of the Trust	$(11,118,478)	$(5,388,622)

Investment Valuation and Income Recognition

Investments held by the Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Tax Status

The Plan has received a determination letter from the IRS dated October 16, 2014, stating that the Plan is qualified under Section 401(a) of the Code and therefore the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Plan Expenses

Certain Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule.  Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015 and has applied the provisions retrospectively.

In July 2015, the FASB issued Accounting Standards Update ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The Plan elected to early adopt ASU 2015-12 Parts I and II  as of December 31, 2015 and has applied the provisions retrospectively. Part III is not applicable to the Plan.

3. Fair Value Measurements

Generally accepted accounting principles (“GAAP”) define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

All mutual funds are measured at fair value and are valued at their respective net asset value (“NAV”) as calculated by the Trustee.  All pooled separate accounts are measured at contract value and are also valued at their respective NAV as calculated by the Trustee.

The following is a description of the valuation techniques and inputs used for each general type of assets measured by the Plan.

Common stock: Consists of the Company’s stock valued using quoted market prices on the last business day of the year.

Pooled separate account: The pooled separate account invests in fully benefit-responsive investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Trust is required to provide a 30-day notice to liquidate its entire share in the fund with final payment taking up to one year. The contract value is calculated by using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund.

Lifecycle funds: Lifecycle funds are considered to be fund of funds designed to provide an asset allocation of equity, fixed income and money market funds appropriate for a given age and retirement objectives.  These lifecycle funds are designed to change risk levels and gradually become more conservative over time as the investor approaches retirement or a variety of other life circumstances. These funds are reported at their respective NAV which is calculated based on the quoted market price reported on the NYSE for which the individual securities are traded on the end of the last business day of the Trust year.

Fixed income mutual funds: Fixed income mutual funds include investments in corporate debt issues, government bonds, mortgages and other fixed income instruments.  As many of these securities are not traded every day a pricing service uses the most recent transaction price as one input in the evaluation process.

US & international equities: The equity funds include investments in both domestic and international securities across market capitalizations ranging from large to small capitalizations with investment styles that are considered growth or value depending on the investment objective of the fund. US and international equities are valued similar to Lifecycle funds.  Additionally, timing of the end of day for an international principle exchange of a security and exchange rates obtained from the pricing service are additional factors used to value international equities.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Trust’s investments at fair value:

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Common stock	$49,050,920	$—	$—	$49,050,920
Mutual funds
Lifecycle funds	132,029,523			132,029,523
Fixed income funds		35,374,770		35,374,770
U.S. equities	161,222,511			161,222,511
International equities		48,376,620		48,376,620

Total assets at fair value	$342,302,954	$83,751,390	$—	426,054,344

Pooled separate account investments measured at net asset value				88,041,007

Balance at December 31, 2015				$514,095,351

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Common stock	$67,084,516	$—	$—	$67,084,516
Mutual funds
Lifecycle funds	140,981,812			140,981,812
Fixed income funds		39,255,292		39,255,292
U.S. equities	163,284,509			163,284,509
International equities		53,168,824		53,168,824

Total assets at fair value	$371,350,837	$92,424,116	$—	463,774,953

Pooled separate account investments measured at net asset value				95,947,204

Balance at December 31, 2014				$559,722,157

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2015

No transfers between levels occurred during 2015 or 2014.

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2015	2014
Net assets available for benefits per the financial statements	$236,835,243	$259,328,305
Add: Adjustments from fair value to contract value for the pooled separate account		267,942
Deduct: Defaulted loans	(1,118,728)	(1,072,825)

Net assets available for benefits per the Form 5500	$235,716,515	$258,255,480

The following is an adjustment to the prior year net assets available for benefits per the Form 5500:

December 31,
2014
Net assets available for benefits per the Form 5500	$258,523,422
Deduct: Adjustments from fair value to contract value for the pooled separate account	(267,942)

Adjusted net assets available for benefits per the Form 5500	$258,255,480

The following is an reconciliation from current year Plan’s interest in investment loss of the Trust to the amount per the Form 5500:

December 31,
2015
Plan’s interest in investment loss of the Trust per the Financial Statements	$(11,118,478)
Deduct: Loss on change in valuation of the pooled separate account from fair value to contract value	(267,942)

Plan’s interest in investment loss of the Trust per the Form 5500	$(11,386,420)

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Employer Identification No. 22-2781933

Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2015

	Shares or
	Principal	Fair
Description	Amount	Value

*Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, various maturity dates	$13,293,966

*Party-in-interest

Seventh Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Owens-Illinois, Inc. Employee Benefits Committee, which administers the employee benefit plans, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2016	By:	Owens-Illinois, Inc.
Employee Benefits Committee

	By:	/s/ Etta Strong
Etta Strong
Chairman